FY2Q24 Earnings Presentation March 7th, 2024

2 Disclaimer The contents of any website mentioned or hyperlinked in this presentation are for informational purposes and the contents thereof are not part of or incorporated into this presentation. Certain statements made in this presentation are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward- looking statements may be identified by the use of words such as “aims,” “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expectations regarding the growth of Lavoro's business and its ability to realize expected results, grow revenue from existing customers, and consummate acquisitions; opportunities, trends, and developments in the agricultural input industry, including with respect to future financial performance in the industry. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lavoro. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to, the outcome of any legal proceedings that may be instituted against Lavoro related to the business combination agreement or the transaction; the ability to maintain the listing of Lavoro's securities on Nasdaq; the price of Lavoro's securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which Lavoro operates, variations in operating performance across competitors, changes in laws and regulations affecting Lavoro's business; Lavoro's inability to meet or exceed its financial projections and changes in the consolidated capital structure; changes in general economic condition; the ability to implement business plans, forecasts, and other expectations, changes in domestic and foreign business, market, financial, political and legal conditions; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; costs related to the business combination and being a public company and other risks and uncertainties indicated from time to time in the proxy statement/prospectus filed by Lavoro relating to the business combination or in the future, including those under “Risk Factors” therein, and in Lavoro's other filings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lavoro currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lavoro's expectations, plans, or forecasts of future events and views as of the date of this presentation. Lavoro anticipates that subsequent events and developments will cause Lavoro's assessments to change. However, while Lavoro may elect to update these forward-looking statements at some point in the future, Lavoro specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lavoro's assessments as of any date subsequent to the date of this presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. We have prepared this presentation solely for informational purposes. The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection with any contract or commitment whatsoever. This presentation also includes certain non-IFRS financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations. We also believe that these non-IFRS financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business. Further, investors regularly rely on non-IFRS financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that non-IFRS financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results. The non-IFRS financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-IFRS measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-IFRS financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non-IFRS financial measures to the nearest IFRS measure is included in this presentation.

3 Market and Guidance Update FY2Q24 Financial Highlights ▪ Revenue: $618.7M (+1% y/y; -5% in BRL terms), with continued growth in sales volume in crop protection (+46% y/y), fertilizers (63%) and specialties (+29%), continued to offset deflationary pressures ▪ Share gains supported by strong momentum in attracting seasoned RTVs. RTVs ▪ Gross Profit: $103.0M (-17% y/y). Gross Margin declined by -360 bps to 16.7%, driven mainly by deflationary pressures affecting Ag retail distribution margins, partly mitigated by a more favorable segment mix ▪ Crop Care segment emerged as a highlight this quarter, with revenue increasing 26% to $72.8 million, and gross profit expanding 21% to $25.7 million driven by strong growth in specialty fertilizers ▪ Adjusted EBITDA: $40.1M (-48% y/y). Adj. EBITDA Margin contracted by -620 bps to 6.5% CEO Highlights ▪ Lavoro’s financial outlook for FY2024 is unchanged relative to the projections provided last quarter ▪ Estimate for Brazil retail inputs market size FY24 unchanged at -25% for the 2023/2024 crop year ▪ Soybean/Corn futures declined since last update, due to better expectations for global supply (Argentina/RS) and higher global stocks-to-use ▪ Price competition within the retail channel has broadly stabilized, though disparities persist across Brazil's various regions, influenced by the ongoing destocking of excess agrochemical inventories ▪ Safrinha scenario: Better distribution of rains, and early harvest of 1st soy created an improved window for corn planting relative to expectations of a month ago. Farmer sentiment slightly improved vs. 6 weeks ago evidenced by the strong start to the safrinha corn planting season (currently at 71%, vs. 5-yr average of 52%) USD/BRL monthly average period exchange rate used to translate results to USD: 4.955 for 2Q24; 5.265 for 2Q23; the 1Q24 period was calculated using monthly exchange rates (4.801 for Jul-23, 4.904 for Aug-23, 4.937 for Sep-23); 1Q23 period was calculated (5.368 for Jul-22, 5.143 for Aug-22, 5.237 for Sep-22)

4 2Q24 Financial Performance Note: Intercompany results represent sales between Crop Care and Brazil Ag Retail segments (1) USD/BRL monthly average period exchange rate used to translate results to USD: 5.368 for Jul-2022, 5.143 for Aug-2022, 5.237 for Sep-2022 | 4.801 for Jul-2023, 4.904 for Aug-2023, 4.937 for Sep-2023 606.6 610.8 5.0 7.9 611.7 618.7 +1% Inputs Grains 99.7 73.3 11.5 9.9 21.3 25.7 (8.8) (5.9) 123.7 103.0 -17% 524.8 528.7 57.0 55.8 57.7 72.8 (27.8) (38.6) 611.7 618.7 +1% Intercompany / Corporate Crop Care Latam Ag Retail Brazil Ag Retail Revenue Gross Profit Adjusted EBITDA As % of Revenue 20.2% 16.7% As % of Inputs Revenue 20.4% 16.9% 64.3 26.7 15.0 16.2 (8.8) 7.1 4.7 (7.4) 77.5 40.1 -48% In millions of US dollars1 12.2% 6.5% 12.3% 6.6% 2Q23 2Q24 2Q23 2Q24 2Q23 2Q24 2Q23 2Q24

5 FY2024 Outlook Remains Unchanged FY2024 Financials Outlook Low High (in millions of US dollars) Revenue 2,000 2,300 Inputs revenue 1,700 2,000 Adjusted EBITDA 80 110 Note: USD/BRL average period exchange rate embedded in our financial outlook: monthly exchange rates (4.801 for Jul-23, 4.904 for Aug-23, 4.937 for Sep-23) used for 1Q24; 4.955 for 2Q24; 4.95 for the remainder of FY24

Summary of Financial Results for 2Q24 in USD

In millions of US dollars[1]

Key Financial Metrics	2Q23	2Q24	Chg. %	1H23	1H24	Chg. %
Revenue by Segment	**611.7**	**618.7**	**1%**	**1,048.5**	**1,101.8**	**5%**
Brazil Ag Retail	524.8	528.7	1%	883.1	940.6	7%
Latam Ag Retail	57.0	55.8	(2%)	123.7	122.1	(1%)
Crop Care	57.7	72.8	26%	93.7	108.5	16%
Intercompany[2]	(27.8)	(38.6)		(52.0)	(69.4)	
Revenue by Category	**611.7**	**618.7**	**1%**	**1,048.5**	**1,101.8**	**5%**
Inputs revenue	606.6	610.8	1%	1,021.2	1,047.4	3%
Grains revenue	5.0	7.9	57%	27.3	54.4	99%
Gross Profit	**123.7**	**103.0**	**(17%)**	**214.4**	**162.6**	**(24%)**
Brazil Ag Retail	99.7	73.3	(27%)	169.1	108.9	(36%)
Latam Ag Retail	11.5	9.9	(14%)	21.0	19.1	(9%)
Crop Care	21.3	25.7	21%	38.1	41.2	8%
Intercompany[2]	(8.8)	(5.9)		(13.7)	(6.6)	
Gross Margin	**0.2**	**0.2**	**-360 bps**	**0.2**	**0.1**	**-570 bps**
Brazil Ag Retail	0.2	0.1	-510 bps	0.2	0.1	-760 bps
Latam Ag Retail	0.2	0.2	-230 bps	0.2	0.2	-140 bps
Crop Care	0.4	0.4	-160 bps	0.4	0.4	-270 bps
Gross Margin (% of Inputs revenue)	**0.2**	**0.2**	**-350 bps**	**0.2**	**0.2**	**-550 bps**
Brazil Ag Retail	0.2	0.1	-510 bps	0.2	0.1	-740 bps
Latam Ag Retail	0.2	0.2	-230 bps	0.2	0.2	-130 bps
Crop Care	0.4	0.4	-160 bps	0.4	0.4	-270 bps
SG&A (excl. D&A)	(50.5)	(69.7)	0.380	(102.3)	(125.0)	22%
Other operating income (expense)	3.4	4.4		6.0	4.4	
EBITDA	**76.6**	**37.7**	**(51%)**	**118.2**	**42.0**	**(64%)**
(+) Non-operating (benefit) expenses	0.9	2.4		3.7	9.3	
Adjusted EBITDA	**77.5**	**40.1**	**(48%)**	**121.9**	**51.3**	**(58%)**
Brazil Ag Retail	64.3	26.7	(58%)	97.4	30.9	(68%)
Latam Ag Retail	7.1	4.7	(34%)	11.5	7.8	(32%)
Crop Care	15.0	16.2	8%	26.8	21.7	(19%)
Corporate / Intersegment	(8.8)	(7.4)		(13.7)	(9.2)	
Adjusted EBITDA Margin %	*0.1*	*0.1*	*-620 bps*	*0.1*	*0.0*	*-700 bps*
Adjusted EBITDA Margin (% of Inputs revenue)	*0.1*	*0.1*	*-620 bps*	*0.1*	*0.0*	*-700 bps*
Share of profit of an associate	-	(0.2)		-	(0.4)	
D&A	(7.0)	(7.0)	(0%)	(15.5)	(17.3)	11%
Finance income (costs)	(31.9)	(37.3)	17%	(60.0)	(63.3)	5%
Income taxes, current and deferred	(2.4)	8.6		7.8	26.3	
Net profit	**35.3**	**1.9**	**(95%)**	**50.4**	**(12.6)**	**n.m.**
(+) Non-operating (benefit) expenses	3.2	1.2		6.3	9.9	
(+) Income tax impact of adjustments	(1.1)	(0.4)		(2.2)	(3.4)	
Adjusted net profit	**37.4**	**2.6**	**(93%)**	**54.6**	**(6.1)**	**n.m.**

(1) USD/BRL monthly average period exchange rate used to translate results to USD: 4.955 for 2Q24; 5.265 for 2Q23; the 1Q24 period was calculated using monthly exchange rates (4.801 for Jul-23, 4.904 for Aug-23, 4.937 for Sep-23); 1Q23 period was calculated (5.368 for Jul-22, 5.143 for Aug-22, 5.237 for Sep-22)

LAVORO

6

Reconciliation of Adjusted EBITDA and Adjusted Net Profit

In millions of US dollars[1]

Reconciliation of Adjusted EBITDA *(in millions of US dollars)*	2Q23	2Q24	1H23	1H24
Net Profit/Loss for the Period	**35.3**	**1.9**	**50.4**	**(12.6)**
(+) Income taxes, current and deferred	2.4	(8.6)	(7.8)	(26.3)
(+) Finance income (costs)	31.9	37.3	60.0	63.3
(+) Depreciation and amortization	7.0	7.0	15.5	17.3
(+) Share of profit of an associate	-	0.2	-	0.4
(+) M&A expenses	0.5	0.5	1.0	3.9
(+) Stock-based compensation	0.5	1.0	2.2	2.2
(+) DeSPAC related bonus	-	0.1	-	1.4
(+) Related party consultancy services	-	0.9	0.6	1.8
(+) Other non-operating (benefits) expenses	-	0.0	-	0.0
Adjusted EBITDA	**77.5**	**40.1**	**121.9**	**51.3**

Reconciliation of Adjusted Net Profit *(in millions of US dollars)*	2Q23	2Q24	1H23	1H24
Profit/Loss for the Period	**35.3**	**1.9**	**50.4**	**(12.6)**
(+) Fair value of inventories sold from acquired companies	2.3	(1.4)	2.6	0.2
(+) Share of profit of an associate	-	0.2	-	0.4
(+) M&A expenses	0.5	0.5	1.0	3.9
(+) Stock Option Plan	0.5	1.0	2.2	2.2
(+) DeSPAC related bonus	-	0.1	-	1.4
(+) Related party consultancy services	-	0.9	0.6	1.8
(+) Other non-operating (benefits) expenses	-	0.0	-	0.0
(+) Tax impact of adjustements	(1.1)	(0.4)	(2.2)	(3.4)
Adjusted Net Profit/Loss	**37.4**	**2.6**	**54.6**	**(6.1)**

(1) USD/BRL monthly average period exchange rate used to translate results to USD: 4.955 for 2Q24; 5.265 for 2Q23; the 1Q24 period was calculated using monthly exchange rates (4.801 for Jul-23, 4.904 for Aug-23, 4.937 for Sep-23); 1Q23 period was calculated (5.368 for Jul-22, 5.143 for Aug-22, 5.237 for Sep-22)

LAVORO

7